Mail Stop 3561

November 20, 2008

Via U.S. Mail and Facsimile

Mark Kurtz
Chief Financial Officer
Haights Cross Communications, Inc.
10 New King Street, Suite 102
White Plains, NY 10604

> RE: Haights Cross Communications, Inc.
>   Form 10-K for the fiscal year ended December 31, 2007
>
>   **File No. 333-109381**

Dear Mr. Kurtz:

      We have reviewed your filing and have the following comments. We have limited our review to only financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your document in response to these comments and comply with the remaining comments in all future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2007

Item 6. Selected Financial Data, page 27

1. Reference is made to your non-GAAP measure EBITDA presented on page 31. Your calculation of EBITDA does not meet the definition of EBITDA, which is solely GAAP net income that adjusts solely for interest, taxes and depreciation and amortization. Measures that are calculated differently should not be characterized as EBITDA. In this regard, please revise future filings accordingly.

Financial Statements

Note 3. Recapitalization Transaction

2. We note the disclosures included in Note 3 explaining the terms of the recapitalization transaction in which the holders of the Company's outstanding Preferred B shares converted their shares into approximately 82% of the Company's outstanding common shares and holders of the Company's outstanding Preferred A, Preferred C and Preferred Warrants converted their shares into shares of common stock and common stock warrants representing approximately 15% of the Company's outstanding shares We also note that members of the Company's management acquired new shares of stock representing approximately 3% of the Company's common stock. Please address the following matters with respect to this recapitalization and related transactions:

    *   Tell us and revise the notes to your financial statements to explain the business purpose of the recapitalization transaction.

    *   Tell us and revise the notes to your financial statements to explain how the number of common shares received by each class of preferred shareholders was calculated or determined. Also, please disclose the purchase price paid by the members of the Company's management to acquire the shares of common stock representing approximately 3% of the Company's outstanding common stock.

    *   Tell us and revise the notes to your financial statements to explain the significant assumptions and methods used in arriving at the appraised value of the Company's common shares as determined pursuant to the independent appraisal.

    *   Tell us and explain in the notes to your financial statements how the gains recognized in connection with the exchange of common shares for the Preferred A, Preferred B and Preferred C shares were calculated or determined.

- Explain how the $59,746 adjustment to your accumulated deficit in your statement of changes in stockholders' deficit for 2007 associated with the recapitalization transaction was calculated or determined.

- Disclose the number, expiration dates and other significant terms of the Company's outstanding common stock warrants as required by Rule 4-08(i) of Regulation S-X.

We may have further comment upon receipt of your response.

Note 9. Goodwill, page 71

3. Reference is made to the $24.4 million goodwill impairment charge recorded in the second quarter of 2006 and the $10.4 million goodwill impairment charge recorded in the fourth quarter of 2006. In future filings, please provide the method(s) used in determining the fair values of the associated reporting units, as required by paragraph 47 of SFAS 142.

Note 13. Asset Impairment Charges, page 75

4. Reference is made to the $2.2 million asset impairment charge recorded in the second quarter of 2007 and the $7.9 million asset impairment charge recorded in the fourth quarter of 2007. In future filings, please provide the method(s) used in determining the fair value of the associated long-lived asset (or asset group) and a description of the major classes of the impaired long-lived assets as required by paragraph 26(a) and (c) of SFAS 144.

Note 17. Stock Based Compensation

5. We note from the disclosures provided in Note 17 that the Company issued various members of management and members of the Company's board of directors shares of restricted stock during 2007 for which the Company recognized compensation expense of $1.5 million during 2007. Please tell us and revise the notes to your financial statements in future filings to disclose the method used to determine the estimated fair value of the restricted shares granted to these parties during 2007. Refer to the disclosure requirements outlined in paragraph 64c of SFAS No.123R. Also, please ensure that the notes to your financial statements contain all of the disclosures outlined in paragraph 64 and A240 of SFAS No.123R with respect to your stock–based compensation grants (i.e., your issuances of restricted shares) during 2007, as applicable.

Exhibits

6. We note that you did not include in your Form 10-K for the fiscal year ended
    December 31, 2007 and your subsequent quarterly reports on Form 10-Q for 2008
    a certification pursuant to 18 U.S.C. section 1350 as adopted pursuant to section
    906 of the Sarbanes-Oxley Act of 2002 and as required by Rule 15d-14(b) of the
    Exchange Act Rules. Also, we note your statement at the end of page 126 in your
    Form 10-K for the fiscal year ended December 31, 2007, but do not agree with
    your reason for excluding the certifications required by Rule 15d-14(b) of the
    Exchange Acts Rules. We direct your attention to section 181.01 of the Division
    of Corporation Finance's Compliance and Disclosure Interpretations, which states
    that all issuers filing or submitting reports under section 15(d) on a voluntary
    basis must comply with the provisions in Rule 15d-14 of the Exchange Act Rules.
    In this regard, please revise your filings accordingly.

Quarterly Reports on Form 10-Q for the quarters ended March 31, 2008 and June 30, 2008

7. Please address our comments on the Company's Annual Report on Form 10-K in
    future Quarterly Reports on Form 10-Q, where applicable.

Form 10-Q for the quarterly period ended June 30, 2008

Note 7. Dispositions, page 8

8. We note from your disclosure that your gain on the disposal of Oakstone
    Publishing in the amount of $15.6 million includes the $4.8 million placed in an
    escrow account to satisfy working capital adjustments and indemnification
    obligations. It appears from your disclosure that claims made against this escrow
    balance will reduce the gain on the sale of the Oakstone Publishing business, up
    to the full balance. Based on your description of this escrow arrangement, it
    appears that the $4.8 million placed in the escrow account should be treated as a
    gain contingency rather than as a realized gain. In this regard, please provide us
    with your basis in concluding that the $4.8 million escrow amount represents a
    realized gain rather than a gain contingency. Alternatively, please revise your
    financial statements accordingly.

9. Reference is made to the line item "Working capital, net (excluding cash)" in the
    amount of $26,394. It appears that this line item includes, among other
    components, the balance of goodwill and intangible assets associated with the
    Oakstone Publishing business. In this regard, please revise future filings to
    separately disclose the carrying amount(s) of the major classes of assets and
    liabilities included as part of the Oakstone Publishing business disposal group, as
    required by paragraph 47(a) of SFAS 144.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jeffrey Jaramillo at (202) 551-3212 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3816 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

Via facsimile: Mark Kurtz, Chief Financial Officer
(914)289-9481

Mark Kurtz
Haights Cross Communications, Inc.
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